Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 232443 Relating to Preliminary Prospectus dated October 7, 2019

CNS pharmaceuticals 2 Disclaimer. This presentation incorporates information from a prospectus filed with the SEC for the offering to which this communication relates and contains forward - looking statements . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the prospectus . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements . The information in this free writing prospectus is preliminary and is subject to completion or change .

CNS pharmaceuticals 3 This presentation highlights basic information about us and the offering . Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company . Except as otherwise indicated, this presentation speaks only as of the date hereof . This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . We have filed a Registration Statement on Form S - 1 (File No . 333 - 232443 ) with the SEC, including a preliminary prospectus October 7 , 2019 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates . Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering . You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Statement about free writing prospectus.

CNS pharmaceuticals 4 • Our lead drug, Berubicin, was developed at the MD Anderson Cancer Center (MDACC) , the world’s largest cancer research facility. • Berubicin appeared to demonstrate one Durable Complete Response in a Phase 1 human clinical trial.* • We have a Collaboration Agreement with Reata Pharmaceuticals , a $1.5 billion Nasdaq company. • Over $25M in private capital and grants have been invested in our lead drug. A bout us . CNS IS A BIOTECHNOLOGY COMPANY DEVELOPING NOVEL ANTI - CANCER DRUG CANDIDATES FOR THE TREATMENT OF PRIMARY AND METASTATIC BRAIN AND CENTRAL NERVOUS SYSTEM TUMORS. * A “complete response” to treatment means no signs of cancer are visible on MRI. This does not always mean the cancer is cured. Also called a complete remission: www.cancer.gov/publications/dictionaries/cancer - terms/def/complete - response

CNS pharmaceuticals 5 Offering. ISSUER CNS Pharmaceuticals OFFERING TYPE IPO PRICE RANGE $4 - $5 SHARES OFFERED 2,125 ,000 GROSS PROCEEDS (MIDPOINT) $ 9.6 M OVER - ALLOTMENT 15% PROPOSED LISTING / SYMBOLS Nasdaq Capital Market / “CNSP” PRE - OFFERING SHARES OUTSTANDING (PRIMARY) 13.6 Million USE OF PROCEEDS ( i ) commencement of Phase 2 trial for Berubicin; (ii) other research and development; and (iii) working capital. SOLE BOOK RUNNING MANAGER Benchmark Company

CNS pharmaceuticals 6 • We have received positive Pre - IND guidance from FDA. • Berubicin is poised for a Phase 2 clinical trial for treatment of Glioblastoma Multiforme (GBM). • Currently preparing IND for filing in Q2 2020. • Clinical drug supply on - hand and ready for immediate trial use per FDA guidance. • Potential for accelerated approval pathway due to desperate unmet clinical need. • Berubicin was designated as an Orphan Drug when owned by Reata . Value drivers.

CNS pharmaceuticals 7 • Glioblastoma Multiforme (GBM) is one of the most aggressive and common primary brain cancer in adults. It is highly invasive, malignant, and virtually incurable. • Nearly 15,000 new GBM patients are diagnosed each year in the US (National Cancer Institute 2015). • With optimal therapy (surgical resection, radiation, and chemotherapy) patients have a median survival of approximately 15 - 23 months. Nearly 100% of GBM tumors recur after 1st line therapy. • Access to the best care means nothing: US Senators McCain and Kennedy both died from Glioblastoma. • Decades of research = survival outcomes unchanged . Glioblastoma Multiforme (GBM). THERE ARE NO APPROVED CURATIVE TREATMENT OPTIONS FOR GBM.

CNS pharmaceuticals 8 Berubicin. • Berubicin is a novel drug candidate for the treatment of GBM. • 44% of GBM patients enrolled in Phase 1 trial showed a clinically significant response to Berubicin. • One GBM patient from Phase 1 remains cancer - free 10 years after treatment with Berubicin. • Berubicin has shown evidence of improved Overall Survival beyond median survival rate of only 14.6 months from diagnosis. • Based on limited clinical data, Berubicin is the first anthracycline that appears to cross the blood brain barrier (BBB) in the adult brain. • Berubicin has been in pre - clinical and human clinical development for over 15 years. CNS PHARMACEUTICAL’S LEAD DRUG.

CNS pharmaceuticals 9 A complete response in Berubicin Phase 1 clinical trial. * This does not always mean the cancer is cured. Also called a complete remission: www.cancer.gov/publications/dictionaries/cancer - terms/def/complete - response 6 MO. POST - TREATMENT PRE - TREATMENT A “COMPLETE RESPONSE” TO TREATMENT MEANS NO SIGNS OF CANCER ARE VISIBLE ON MRI.*

CNS pharmaceuticals 10 A complete response in Berubicin Phase 1 clinical trial. A “COMPLETE RESPONSE” TO TREATMENT MEANS NO SIGNS OF CANCER ARE VISIBLE ON MRI.* A complete response in Berubicin Phase 1 clinical trial. * This does not always mean the cancer is cured. Also called a complete remission: www.cancer.gov/publications/dictionaries/cancer - terms/def/complete - response PRE - TREATMENT 6 MO. POST - TREATMENT

CNS pharmaceuticals 11 • CNS obtained a quantity of Berubicin from Reata (“Batch 1”) sufficient to conduct a majority of the planned 60 - patient Phase 2 Clinical Trial. • On May 1, 2019 FDA notified CNS that “ its planned use of lyophilized drug product [”following reprocessing by recrystallization”] in the proposed Phase II clinical trial appears to be reasonable” thus clearing the way for the Company to use Batch 1, its existing drug supply. • Reprocessing by recrystallization of Batch 1 of Berubicin is complete; Batch 1 is ready to use immediately. • Having Berubicin available now may accelerate the Clinical Trial timeline and significantly de - risks CNS’ operations. • CNS has begun the process of manufacturing Batch 2 of Berubicin ; Batch 2 is projected to be ready when needed. FDA states CNS may plan to use its existing Berubicin supply in a Phase 2 trial.

CNS pharmaceuticals 12 • The Blood Brain Barrier (BBB) is a layer of specialized endothelial cells providing the brain active and passive defense against disease - causing pathogens and toxins. • The same features of the BBB that protect the brain also prevent the vast majority of potential brain cancer drug treatments from reaching the brain and GBM tumor cells. • Designing a drug for the treatment of brain cancer necessarily means means designing a mechanism to overcome the BBB. • Berubicin was specifically designed to bypass the BBB Blood Brain Barrier (BBB).

CNS pharmaceuticals 13 BERUBICIN IS THE FIRST ANTHRACYCLINE TO CROSS THE BBB IN ADULTS AND REACH TUMOR CELLS IN BRAIN CANCER PATIENTS. • Anthracyclines are among the most effective anti - cancer treatments ever developed. • According to academic literature, Anthracyclines have demonstrated anti - tumor activity in a wide range of cancers including breast, stomach, uterine, ovarian, bladder, lung and hematological malignancies. • Where effective, Anthracyclines are generally considered to be preferred first - line therapeutics. • Anthracyclines have never been shown to cross the blood brain barrier (BBB) in the adult brain and affect deadly brain cancers, until now. Anthracyclines.

CNS pharmaceuticals 14 $6M Funding & Clinical Development Partnership. CNS ENTERED INTO A FUNDING AND DEVELOPMENT PARTNERSHIP WITH WPD PHARMACEUTICALS, A POLISH COMPANY AFFILIATED WITH OUR FOUNDER (“WPD”). • The Company granted WPD a sub - license to Berubicin for certain Eastern European territories. • In exchange WPD agreed to spend a minimum of $2M on the development of Berubicin plus a royalty on sales. • In January 2019 WPD was awarded a $6M EU development grant to execute 2 clinical trials of Berubicin in adults and children. The pediatric trial will be the first to test Berubicin in children. • This grant significantly expands the Company’s capacity to investigate Berubicin while minimizing equity dilution and spend by CNS.

CNS pharmaceuticals 15 Planned Phase II clinical trial. # SITES Up to 6 (10 patients/site/year) # PATIENTS 60 (up to 80 dependent upon screen failures) TIMEFRAME 6 months startup, 2 years (1 year recruitment, 1 year follow - up): 2.5 years COST/PATIENT* $70,000 ($5 - $8 MM) OTHER COSTS $4MM ($3 - $5 MM) TOTAL $8 – 13 MM

CNS pharmaceuticals 16 Berubicin. NOVEL USE FOR A TRIED AND TRUE THERAPEUTIC CLASS. Berubicin was developed in a multi - step functional analytic process: • Design and synthesis of topoisomerase II inhibitors using modular approach to DNA binding agents. • Identification of agents circumventing ABC - transporters (P - gp and MRP1) mediated efflux in cell - based assay. • Assessment of the in vitro activity of selected compounds in brain tumor cell lines. • Determination of brain uptake of the most potent agent and anti - tumor activity in vivo in brain tumor model.

CNS pharmaceuticals 17 Primary and refractory market opportunities. • Nearly all of the 40% of patients genetically predisposed to respond to Temozolomide (TMZ) may become quickly become resistant. We believe Berubicin could be used as a 2nd line drug treatment for these patients. • In the remaining 60% of the patients, TMZ may be ineffective and we believe Berubicin could be used as a primary drug treatment in these patients . • Berubicin may be more effective than doxorubicin via concentration in tumors that depend for their proliferation on topoisomerase II. This may create a unique opportunity to develop Berubicin for pancreatic and ovarian cancers and lymphomas, initiating a truly Organ Targeted Therapeutic . WITH NO OTHER CURATIVE OPTIONS AVAILABLE, WE BELIEVE BERUBICIN MAY HAVE THE POTENTIAL TO BECOME STANDARD OF CARE FOR GBM AND OTHER BRAIN CANCERS.

CNS pharmaceuticals 18 Proposed Development pipeline. PRODUCT INDICATION RESEARCH PRE - CLINICAL PHASE 1 PHASE 2 (A) PHASE 2 (B) Berubicin Glioblastoma 2020 2022 Berubicin Pancreatic and Ovarian Cancers, &Lymphomas 2021 CNS - 12 CNS Cancers 2020 2021

CNS pharmaceuticals 19 For 15 years Mr. Climaco has served in leadership roles in a variety of healthcare companies. Recently Mr. Climaco served as the Executive Vice - President of Perma - Fix Medical S.A where he managed the development of a novel method to produce Technitium - 99. Previously Mr. Climaco served as President and CEO of Axial Biotech, Inc., a DNA diagnostics company. In the process of taking Axial from inception to product development to commercialization, Mr. Climaco created strategic partnership s with Medtronic, Johnson & Johnson and Smith & Nephew. Mr. Climaco currently serves as a director of several public companies including Moleculin Biotech, Inc., pharmaceutical company focused on anti - cancer drug candidates. Mr. Climaco also served as a director of PDI, Inc., a provider of outsourced commercial services to pharma companies, and InfuSystem Holdings, Inc., the largest supplier of infusion services to oncologists in the US. PRESIDENT & CHIEF EXECUTIVE OFFICER OF CNS PHARMACEUTICALS, INC. JOHN M. CLIMACO, ESQ. Dr. Silberman is a Hematologist/Oncologist who earned her B.A., Sc.M . and Ph.D. from the Johns Hopkins University School of Arts and Sciences, School of Public Health and School of Medicine, respectively, and her M.D. from Cornell University Medical Coll ege , and then completed both a clinical fellowship in Hematology/Oncology as well as a research fellowship in tumor immunology at the Brigham & Women's Hospital and the Dana Farber Cancer Institute in Boston, MA. Dr. Silberman has played key roles in the development of many drugs including Gleevec™, for which she led the global clinical development at Novartis. Dr. Silberman advanced several original, proprietary compounds into Phases I through III during her work with leading biopharmaceutical companies, including Bristol - Myers Squibb, AstraZeneca, Imclone and Roche. CHIEF MEDICAL OFFICER OF CNS PHARMACEUTICALS, INC. DR. SANDRA L. SILBERMAN, M.D., PHD. Dr. Donald Picker, PhD, joined the CNS team in November, 2017 with over 35 years of drug development experience. At Johnson Matthey, Dr. Picker was responsible for the development of Carboplatin, one of the world’s leading cancer drugs, acquired by Bristol - Myers Squibb and with annual sales of over $500 million. He also oversaw the development of Satraplatin and Picoplatin, third - generation platinum drugs currently in late - stage clinical development. Dr. Picker has significant experience in dermatological pharmaceutical discovery and development as well, having led projects for topical therapies in psoriasis, atop ic dermatitis and acne. CHIEF SCIENTIFIC OFFICER OF CNS PHARMACEUTICALS, INC. DR. DONALD PICKER, PHD management

CNS pharmaceuticals 20 Mr. Downs will begin to serve as our chief financial officer upon the closing of this offering. From March 2018 until Septemb er 2019, Mr. Downs served as vice president of finance and treasurer of Innovative Aftermarket Systems, L.P., a privately held provide r o f finance and insurance solutions. Mr. Downs served as director of finance (from June 2011 to September 2013), vice president a nd treasurer (October 2013 to August 2016), executive vice president and interim chief financial officer (August 2016 to May 201 7), and executive vice president, interim chief financial officer and member of the office of the president (May 2017 to March 2018) for InfuSystem Holdings, Inc., a supplier of infusion services to oncologists in the United States. Mr. Downs spent 10 years in investment banking with various firms including Citigroup. Mr. Downs is a graduate of the United States Military Academy at West Point where he earned his Bachelor of Science. Mr. Downs earned his MBA at Columbia Business School and his Master of Science in Accounting at the University of Houston - Clear Lake. Mr. Downs is a Certified Public Accountant in Utah and Texas CHIEF FINANCIAL OFFICER OF CNS PHARMACEUTICALS, INC. START DATE UPON IPO CHRISTOPHER S. DOWNS, CPA Mr. Lourie has extensive management, accounting and financial experience. Mr. Lourie served as an audit partner of the PCAOB registered firm MaloneBailey where he oversaw audits and financial reporting of SEC registrants. In addition, he served as the Corporate Controller of a public company with over 300 locations across the country. Mr. Lourie is a graduate of the Universi ty of Houston where he earned both his Bachelor of Business Administration - Accounting and his Masters of Science in Accounting. CHIEF FINANCIAL OFFICER OF CNS PHARMACEUTICALS, INC. MATT LOURIE, CPA management

CNS pharmaceuticals 21 board of directors Mr. Jeff Keyes joined our board on June 25, 2018. Mr. Keyes is currently the CFO of Custopharm, Inc., a private equity backed de veloper of generic sterile injectable pharmaceuticals, a role he has held since April 2018. From September 2012 to April 2018, Mr. Keyes was the Chief F ina ncial Officer and Corporate Secretary of Digirad Corporation, a publicly traded healthcare services and medical device company. From August 201 1 u ntil September 2012, Mr. Keyes was Corporate Controller of Sapphire Energy, Inc., a venture capital backed start - up renewable energy company. F rom April 2011 to August 2011, Mr. Keyes was the Corporate Controller of Advanced BioHealing, Inc., a venture backed provider of regenerative m edi cine solutions, until its sale to Shire, PLC in August 2011. Prior to April 2011 Mr. Keyes held a variety of leadership roles in healthcare and medical de vice companies in finance, accounting, and M&A support. Mr. Keyes earned a B.A. degree in accounting from Western Washington University and is a certif ied public accountant licensed. Mr. Keyes is considered a financial expert under relevant rules of the SEC, the NYSE and NASDAQ. CHIEF FINANCIAL OFFICER OF CUSTOPHARM, INC. JEFF KEYS George Gumulka, Ph.D. joined our board of directors on November 8, 2017. Dr. Gumulka has been retired since 2016. From 2001 until his retirement he served as a Global Technology Manager ASC, a Technology Manager, Special Projects/New Technology Platforms, Kraton Polymers US LLC and a Technical Director of Kraton Polymers do Brasil. Dr. Gumulka served on the Board of Directors of Moleculin LLC from 2010 through 2016. Dr. Gumulka received a PhD from the University of Warsaw, Warsaw, Poland RETIRED GEORGE GUMULKA, PH.D. Mr. Evans joined our board on July 9, 2018. Mr. Evans has been retired since 2015. From 2011 until his retirement Mr. Evans w as Executive Vice President – Exploration for KMD Operating Company, LLC. Prior to 2011, he managed international and domestic oil exploration and production projects for several oil companies, including British Petroleum, Texaco, and Pennzoil. Mr. Evans e arn ed Bachelor of Science degree in Geology from the University of California, Los Angeles. RETIRED CARL EVANS ANDREW ANDRACZKE CHIEF EXECUTIVE OFFICER OF POL - TEX HOLDINGS, LLC Mr. Andrew Andraczke joined our board on July 9, 2018. Mr. Andraczke is currently Chief Executive Officer of Pol - Tex Holdings, LLC, a role he has held since November 2012. He is also currently Chief Technology Officer of Syntech LLC (Ireland), a role he has he ld since November 2017. From March 2016 to April 2016 Mr. Andraczke served as an expert witness for the International Chamber of Commerce for downhole air hammer drilling of the well in volcanic rocks for a geothermal project in Slovakia. From March 2000 through November 2012 Mr. Andraczke was Vice - President of Pol - Tex Methane. Mr. Andraczke earned a M.Sc. in Engineering from Warsaw Technical University.

CNS pharmaceuticals 22 Dr. Waldemar Priebe, PhD, Chairman of the Scientific Advisory Board, is a world - renowned medicinal chemist and entrepreneur. Dr. Priebe is a Professor of Medicinal Chemistry in the Section of Immunobiology and Drug Carriers in the Department of Bioimmunotherapy at MD Anderson. Dr. Priebe is the inventor of more than 50 patents and the author of more than 200 scientific publications. As the founder or founding scientist of 6 pharmaceutical companies, including three listed on NASDAQ, Dr. Prieb e has been integral in advancing several drugs through the pipeline, five of which entered clinical development. Dr. Priebe led th e research that formed basis for the development of agents with high brain uptake (BBB crossing) and is the discoverer of our l ead drug candidate Berubicin. FOUNDER, CHAIRMAN OF THE SCIENTIFIC ADVISORY BOARD DR. WALDEMAR PRIEBE, PHD Dr. Sigmund Hsu, MD is fellowship trained and certified by the American Board of Psychiatry and Neurology, with extensive experience in the evaluation and treatment of neurological disorders in cancer patients. He specializes in primary brain tumo rs as well as brain and spinal cord metastases, cancer neurology and the treatment of chemotherapy neurotoxicity. Dr. Hsu has presented research at several national conferences, and his work has been published in numerous journals and textbooks. His most recent research has focused on novel therapies for recurrent primary CNS lymphoma, recurrent glioblastoma multiforme and intralumbar injections for cancer therapy, and he has several patents granted and pending for his treatments. Most uniquely, Dr. Hsu personally treated patients with Berubicin in the Phase 1 clinical trial sponsored by Reata , including one patient with a durable complete response who is still alive today. CNS PHARMACEUTICALS INC. SCIENTIFIC ADVISOR DR. SIGMUND HSU, MD scientific advisors

CNS pharmaceuticals 23 Use of proceeds. COMMENCEMENT OF PHASE 2 TRIAL FOR BERUBICIN OTHER RESEARCH & DEVELOPMENT WORKING CAPITAL

CNS pharmaceuticals 24 Capitalization. SHARES OUTSTANDING 13,587,004 WARRANTS * 3,837,881 SHARES UNDERLYING CONVERTIBLE DEBT ** 200,000 OPTIONS *** 1,564,500 SHARES ISSUABLE TO SAFE SECURITY HOLDERS **** 169,611 FULLY DILUTED 19,358,996 INSIDER OWNERSHIP 66.5% * Weighted average exercise price of $3.99 ** Convertible at $1.50 per share *** Weighted average exercise price of $1.53 per share **** Conversion price of $3.78 (assuming at offering price of $4.50)

CNS pharmaceuticals 25 Investment highlights. • Unique small cap investment opportunity initially focusing on the treatment of Glioblastoma Multiforme (GBM). THERE IS CURRENTLY NO CURATIVE TREATMENT FOR GBM. • Our lead drug candidate, Berubicin, was developed at MD Anderson Cancer Center and has demonstrated the ability to effect a durable complete response* in a Phase 1 human trial of Glioblastoma Multiforme (GBM). SIGNIFICANT PRIVATE CAPITAL AND GRANTS HAVE BEEN INVESTED IN OUR LEAD DRUG. • We are poised to commence Phase II trials which will be funded from proceeds of the Offering. EXISTING SUPPLY OF BERUBICIN RESULTING FROM ASSET PURCHASE AGREEMENT FROM REATA. * A “complete response” to treatment means no signs of cancer are visible on MRI. This does not always mean the cancer is cur ed. Also called a complete remission: www.cancer.gov/publications/dictionaries/cancer - terms/def/complete - response

SCIENTIFIC APPENDIX.

CNS pharmaceuticals 27 • High central nervous system uptake. • Broader spectrum of anti - tumor activity. • High activity against different forms of multidrug resistance. • Potent inducer of apoptosis in tumors cells. • Low cytotoxicity and apoptotic potential in normal cells. • Consistent activity in vivo in different tumor models including orthotopic glioblastoma, leukemia, breast and ovarian cancers. • Low in vivo toxic side effects. Berubicin . BERUBICIN APPEARS TO HAVE THE FOLLOWING FEATURES BASED ON LIMITED PRECLINICAL AND CLINICAL DATA.

CNS pharmaceuticals 28 Berubicin . POTENTIAL TARGETS FOR DRUG DESIGN. Glioblastomas display constant up - regulation of: • Topoisomerase II • MRP1, LRP and P - gp * transporters ABC - transporters are also strongly expressed by normal and neoplastic vessels and are an integral part of the blood - brain barrier. J. Neuro - Oncology 50: 227, 2000; J. Neuro - Oncology 57: 27 - 36, 2002. *P - gp was overexpressed in 90% of primary and 60% of secondary glioblastomas

CNS pharmaceuticals 29 Guiding hypothesis in the development of Berubicin. • NTopoisomerase II inhibitors that; • Circumvent P - gp and MRP1 mediated efflux; • Will cross the blood - brain barrier; and • Potently kill glioblastoma cells.

CNS pharmaceuticals 30 Functional domains of DNR & DOX important for DNA binding.

CNS pharmaceuticals 31 Modular approach to DNA binding agents. Three base - pair - binding module Minor groove binding block Intercalating block Library of TOPO II poisons crossing BBB Libraries of intercalating blocks Libraries of minor groove binding blocks

CNS pharmaceuticals 32 MTD near current dose - toxicities after 1 cycle at 9.6 mg/m2. PAT I.D. DLT LEUKOPENIA/ NEUTROPENIA (WHITE BLOOD CELLS) THROMBO - CYTOPENIA (PLATELETS) ANEMIA (RED BLOOD CELLS/ HEMOGLOBIN) LIVER TOXICITY (SGOT/SGPT) OTHER TOXICITIES 107 No Grade 2 / Grade 2 Grade 2 Decreased / Grade 1 Grade 1 / Grade 1 108 Yes Grade 4 / Grade 4 Grade 2 Decreased / Grade 3 Grade 1 / Grade 1 109 No Grade 2 / Grade 1 Grade 1 Decreased / Grade 1 Grade 0 / Grade 0 110 N/A Grade 3 / Grade 1 Grade 1 Decreased / Grade 1 Grade 1 / Grade 1 Sodium - Grade 3 SAE - Hydrocephalus 111 No Grade 2 / Grade 1 Grade 1 Decreased / Grade 1 Grade 0 / Grade 0

CNS pharmaceuticals 33 Patient examples in Phase I trial of Berubicin (WP744). PATIENT 119 ACHIEVES PARTIAL RESPONSE AFTER 2 CYCLES OF WP744 AT A DOSE OF 7.5 MG/M2/DAY X 3. • 52 Year - old female. • Diagnosed with AO December 2000. • 81% reduction in lesion. • Previous treatments include resection, RT, resection, TMZ, resection. BEFORE WP744 AFTER 2 CYCLES

CNS pharmaceuticals 34 Significant anti - tumor activity following one cycle at 9.6 dose - patient 110. JUNE 25 JULY 5

CNS pharmaceuticals 35 Significant anti - tumor activity following one cycle at 9.6 dose - patient 110. JUNE 25 JULY 5

CNS pharmaceuticals 36 Partial response at 2.4 - patient 103. DEC 28: BASELINE FEB 20 (3wk): POST - CYCLE 2 MAR 16: POST - CYCLE 3

CNS pharmaceuticals 37 Potential treatment populations. INDICATION SPECIFIC PATIENT POPULATION ESTIMATED SIZE 1 COMMENTS Primary Brain Tumors Relapsed High Grade Gliomas 15,000 Existing data in this population. Brain Metastases - Combination with Radiation Therapy Small Cell Lung Cancer 56,500 Anthracycline sensitive, but not currently used. Patients receive prophylactic radiation to prevent mets . Non - Small Cell Lung Cancer 56,000 Anthracycline naïve population. Metastatic Breast Cancer 45,000 Anthracyclines are highly effective against breast cancer and historically used first line. Growing trend to treat Her - 2+ women with Herceptin without anthracycline to minimize cardiotoxicity. Success could drive off - label use in breast cancer patients at risk of developing brain metastases. CNS Lymphoma 2 nd Line After Methotrexate Failure 1,200 Accelerated approval opportunity (no 2 nd line therapy). Anthracycline sensitive. Small population would make trial a challenge.

CNS pharmaceuticals 38 The toxicity profile of Berubicin is consistent with that of other anthracyclines with myelosuppression (lymphopenia, leukopenia, and neutropenia) emerging as the DLT. The MTD of Berubicin dosed for the first three days of a 21 - day cycle has been determined as 7.5 mg/m2. Berubicin exhibits dose - proportional clinical pharmacokinetics within the range of doses tested, and drug accumulation has been observed with the QD x 3 regimen. Exposures of >800ng/ml* hr appear to be associated with higher toxicities; 2 of 7 patients with DLT at 9.6 mg/m2/day had a systemic exposure at or > than 800 in the QD x 3 regimen. The results from a once weekly X 4 schedule may reduce myelosuppression allowing for increases in dose intensity over the treatment course. Analysis of the toxicity and efficacy data from this cohort is ongoing. Berubicin (WP744) has demonstrated in a Phase 1 clinical trial single agent activity in patients with recurrent glioblastoma multiforme (GBM). In particular, this agent has produced a complete response, which is very rare in this patient population, and even more rare in Phase I trials. Conclusions.

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